SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              ALABAMA POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.           Type of security or securities.

                  Series W Floating Rate Extendible Senior Notes (the "Notes")

Item 2.           Issue, renewal or guaranty.

                  Issue

Item 3.           Principal amount of each security.

                  $195,000,000

Item 4.           Rate of interest per annum of each security.

                  The per annum interest rate on the Notes will be reset quarterly based on three-month LIBOR plus the applicable spread. The applicable spread is 0.20% from the date of issue to April 23, 2005; 0.05% from April 23, 2005 to April 23, 2006 on the principal amount of Notes which maturity has not been extended; and 0.25% from April 23, 2005 to April 26, 2007 on the principal amount of Notes which maturity has been extended.

Item 5.           Date of issue, renewal or guaranty of each security.

                  April 23, 2003

Item 6.           If renewal of security, give date of original issue.

                  Not Applicable


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Item 7.           Date of maturity of each security.

                  April 23, 2006, unless extended in accordance with procedures described in the prospectus supplement related to the Notes and in no event beyond April 23, 2007.

Item 8. Name of person to whom each security was issued, renewed or guaranteed.

                  The Company issued and sold the Notes to Lehman Brothers Inc., BNY Capital Markets, Inc. and The Williams Capital Group, L.P., as the Underwriters, pursuant to an Underwriting Agreement dated April 15, 2003.

Item 9.           Collateral given with each security, if any.

                  None

Item 10.          Consideration received for each security.

                  $194,122,500 (99.550% of the principal amount)

Item 11.          Application of proceeds of each security.

                  The proceeds from the sale of the Notes will be used by the Company for general corporate purposes, including the Company's continuous construction program.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

                    a.   the provisions contained in the first sentence of
                         Section 6(b)___

                    b.   the provisions contained in the fourth sentence of
                         Section 6(b)___

                    c. the provisions contained in any rule of the Commission other than Rule U-48_X_

Item 13.         Not Applicable.

Item 14.         Not Applicable.



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Item 15.          If the security or securities are exempt from the
                  provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

                  Rule 52


Date: April 29, 2003                            ALABAMA POWER COMPANY



                                                By: /s/Wayne Boston
                                                      Wayne Boston
                                                   Assistant Secretary